UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 20, 2008

ANOORAQ RESOURCES CORPORATION
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Tumelo Motsisi
Acting President & CEO

Date: May 20, 2008

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ CONCLUDES A BINDING CREDIT APPROVED TERM SHEET
WITH STANDARD CHARTERED BANK
Standard Chartered to provide sole underwritten debt finance for acquisition of controlling interest in Lebowa

May 20, 2008, Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV:ARQ; AMEX:ANO; JSE:ARQ) announces that it has executed a binding, credit approved term sheet with Standard Chartered Bank ("Standard Chartered") to provide the Company with sole underwritten debt finance of up to ZAR 1.7 billion for the acquisition by the Company of an effective 51% of Lebowa Platinum Mines ("Lebowa"), an operating platinum group metals ("PGM") mine from Anglo Platinum Limited, as more fully described in the Company's news release of 14 April 2008 ("the Lebowa transaction").

Anooraq has agreed to acquire Lebowa for an aggregate cash consideration of ZAR 3.6 billion. The Company intends to fund the purchase price through a combination of debt and equity. The exercise of share purchase warrants by Pelawan Investments (Pty) Ltd ("Pelawan") in December 2007, in an aggregate amount of ZAR 1.586 billion, will provide a portion of the funds required by Anooraq for this purpose. Details of the Pelawan warrant exercise were set out in a Company news release dated 24 December 2007.

In addition Pelawan, the majority shareholder in Anooraq, has advised that it has executed a credit approved term sheet with Standard Chartered to provide Pelawan with sole underwritten acquisition debt finance of up to ZAR 700 million. Pelawan will apply these funds towards refinancing its existing bridge loan facility with Rand Merchant Bank.

Implementation of the abovementioned transactions are subject to fulfillment of certain conditions precedent standard for transactions of this nature, including the conclusion of definitive financing agreements. In terms of the financing agreements, Anooraq and Pelawan are not obliged to enter into any hedging contracts in respect of Anooraq's future PGM production.

Anooraq's Acting President and CEO, Tumelo Motsisi, comments that, " We are pleased to have obtained sole underwritten and significant debt finance from a major international bank, bearing testament to the underlying quality of the asset base we are acquiring from Anglo Platinum. This debt financing package is part of Anooraq's acquisition finance strategy and not only is it a rousing endorsement for our Lebowa acquisition but it also represents a major step towards implementation of the Lebowa transaction. "

Sean Wallace, Group Head of Corporate Finance at Standard Chartered Bank said, "Standard Chartered has a critical role to play in Africa's sustainable economic development. The Bank is playing a leading role in supporting trade and investment which is driving economic growth on the continent. We are delighted to be partnering Anooraq with their debt finance, supporting continued economic development in the region."

On behalf of the Board of Directors
Tumelo Motsisi
Acting President and CEO

Further information:
For further details, please visit the Company's website at www.anooraqresources.com or contact Investor Services:

Anooraq (South Africa)             +27 11 883 0831
Joel Kesler, Head of Business Development

Anooraq (North America)
Investor Relations                      +1 604 684 6365
Toll free                                    +1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able future debt and equity financing on favourable terms; and the Ga Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual Form on 20-F with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Editors Note:
Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East.  Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions. Standard Chartered aspires to be the best international bank in its markets through leading by example to be the right partner for its stakeholders. The group now employs 73,000 people, representing 115 nationalities, in more than 1,700 branches and outlets located in over 70 countries. The bank derives more than 90 per cent of its operating income and profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking. The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com